HAWAIIAN HOLDINGS, INC.

December 29, 2006

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:                             Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 23, 2006
File No. 001-31443

and

Form 10-Q for the quarter ended March 31, 2006
Filed May 9, 2006
File No. 001-31443

Dear Ms. Cvrkel:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to (i.) your letters dated August 14, 2006 and October 4, 2006 and (ii.) inquires made during the teleconference held on September 25, 2006 involving representatives of the Staff of the Division of Corporation Finance (the “Staff”), the Company, and the Company’s independent registered public accounting firm, Ernst & Young LLP (“Ernst & Young”), with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.  The Staff’s comments from the August 14, 2006 and October 4, 2006 letters are reproduced below in bold-faced text followed by the Company’s respective response.  A courtesy copy of the filing has been forwarded to Ms. Tress via facsimile transmission at the number listed above.  References herein to Hawaiian refer to Hawaiian Airlines, Inc., a wholly owned subsidiary of the Company.

Annual Report on Form 10-K for the year ended December 31, 2005

Critical Accounting Policies, page 44
Frequent Flyer Accounting, page 49

1.              We note your response to our prior comment 1. You indicate that you recognize revenue generated from the sale of mileage credits on a straight line basis over the historical usage period.  Furthermore, the historical usage period, per your response, is the “average time between when a mileage credit is earned and when the member takes a flight resulting from the redemption of the mileage credit” as determined by your study of such purchased mileage accounts.  Please first clarify the meaning of “earned” in the sense of mileage that is accumulated through flying.  Tell us why you believe that the revenue recognition criteria have been met and therefore revenue earned during the historical usage period, as it appears as though such revenue would not be earned until at the very earliest, the average time a member takes a flight, given that no services have been rendered prior to that point.  We believe it would be appropriate to defer all such revenue until the average time at which a member takes a flight and recognize through the date of expiration.  Please refer to SAB 104 and advise, specifically addressing when you believe the services required for revenue recognition have been rendered.

Under our HawaiianMiles frequent flyer program, members “earn” mileage credits by flying with us and our partner airlines and for patronage with our other program partners, including hotels, car rental firms, credit card issuers and long distance telephone companies (“affinity programs”), pursuant to our agreements with those third parties.  References to mileage credits being “earned” relate to the point at which a member’s frequent flyer account is credited with the miles, either through flights on Hawaiian or a partner airline or through participation in a third party affinity program (e.g., the month of flight for miles earned by flying Hawaiian; the month of purchase, for miles earned by charging goods or services on a Bank of America HawaiianMiles credit card; etc.).

In accounting for mileage credits sold to third parties through our affinity card programs, prior to 1999, Hawaiian recognized the resulting revenue in the period in which the credits were sold, which was consistent with general industry practice (with a couple of notable exceptions).  However, effective January 1, 1999, upon the adoption of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, Hawaiian changed the method it used to account for the sale of these mileage credits to our current method of deferring revenue from the sale of mileage credits and amortizing the deferred revenue into revenue on a straight-line basis over the estimated usage period of the frequent flyer mileage credits, based on actual historical experience.  However, the challenge in accounting for the sale of frequent flyer credits is that, while they have a different basis of accounting (incremental cost vs. deferred revenue), it is not possible to specifically identify which mileage credits are being used when a member redeems an award because miles earned through flying are not distinguished from those earned through affinity programs.  Also, the differentiation is not relevant to the customer as each mileage credit has the same utility, regardless of its original source.  The draft update of the AICPA Industry Audit Guide, Audits of Airlines (the “Audit Guide”)(1), provides the following:

“Since airlines do not track miles on a specific identification basis (that is, miles earned through flying are not distinguished from those earned through non-airline participants), airlines do not have the information necessary to recognize the travel component as travel occurs. As a result, in practice airlines have developed the simplified convention of amortizing the travel component over the historical usage period of the frequent flyer mileage that reasonably approximates recognizing it as travel occurs.”

When a passenger redeems mileage credits for a free travel award, he or she is redeeming an aggregation of credits that were “earned” at various times; the historical usage period is the average period of time over which passengers have “earned” the credits redeemed for free travel awards. Said another way, it’s the aggregate number of months, on average, that it has taken our frequent flyer members(2) to accumulate the miles that have been redeemed for free travel awards on Hawaiian. To illustrate using a simplistic example, assume that a HawaiianMiles program member earns 5,000 frequent flyer miles a month for seven months, and then redeems the 35,000 miles the following month for a free travel award on Hawaiian (for purposes of this example, assume there is no lag between when an award is redeemed and when the

(1)             The Audit Guide is presently being updated by a task force established by the AICPA to address numerous matters that have arisen in the airline industry since the original issuance of the Audit Guide.  The task force is comprised of representatives of the airline industry and the Big Four public accounting firms.  Conclusions referenced herein have been approved by Accounting Standards Executive Committee of the AICPA, were deliberated in the presence of a senior FASB Staff member, and were reflected in the draft of the updated Audit Guide submitted to the Office of the Chief Accountant for review in June 2006.

(2)             In performing our study to determine the historical usage period of frequent flyer credits, we only include member accounts in which miles have been earned through participation in a third party affinity program.

resulting travel occurs). Under our current methodology(3), the average usage period would be seven months and therefore revenue generated from the sale of mileage credits would be recognized as revenue on a straight-line basis over seven months.  The recognition of one-seventh of the related revenue one month from the sale of mileage credits, one-seventh of the related revenue two months from the sale of mileage credits, etc., would match the one-month period of time between when one-seventh of the mileage credits were earned and when the member took the flight resulting from the redemption of the mileage credits, the two-month period of time between when one-seventh of the mileage credits were earned and when the member took the flight resulting from the redemption of the mileage credits, etc.

Mileage credits sold under our affinity programs go directly into existing member accounts, the majority of which are already over the minimum mileage level necessary to redeem a free travel award, and are immediately available for redemption by program members.  Our historical experience indicates that a portion of these mileage credits are redeemed for free travel in a very short period of time.  For example, a HawaiianMiles member with 58,000 frequent flyer miles in his account could charge $2,000 on his Bank of America HawaiianMiles credit card in June, redeem 60,000 miles (including the 2,000 miles earned for the June charges on the Bank of America HawaiianMiles credit card) in July, and take the resulting award flight later in July.  Therefore, revenue recognition in the month following sale is appropriate given that the sold miles are used for travel in that month and thus performance has occurred.   In other cases, the mileage credits are redeemed months or even years later, at which point performance for those mileage credits occurs.  Accordingly, we believe that services required for revenue recognition are rendered throughout the historical usage period.

After considering all of the above factors, we believe that our policy, which is consistent with industry practice, as evidenced by the above excerpt from the draft update of the Audit Guide, represents a rational and systematic method for recognizing revenue from the sale of mileage credits over a period that reasonably approximates recognizing it as travel occurs. Further, we note that mileage credits in active member accounts do not expire, thus it would not be possible for us to recognize any portion of the outstanding mileage credits “at expiration”.  Our method of recognizing revenue, however, ensures the revenue related to mileage credits that are sold through affinity programs but never redeemed for travel by program members are recognized in proportion to revenue recognized for mileage credits that are redeemed for travel, which we believe is consistent with the remarks regarding the

(3)             While we have made refinements to our study that determines the average usage period over the years, none of these refinements have resulted in a significant change in our estimate.

accounting for breakage made by Pamela R. Schlosser (Professional Accounting Fellow, Office of the Chief Accountant) at the 2005 AICPA National Conference on Current SEC Developments and Staff Accounting Bulletin No. 104, Topic 13, Revenue Recognition, revised and updated.

Hawaiian Holdings, Inc.

Note 3.  Summary of Significant Accounting Policies, page F-8

2.              We note your response to our prior comment number 6.  In regards to maintenance reserves, it appears your believe these lease payments should not be accounted for under SFAS 13 because you believe they are executory costs which are excluded from the determination of minimum lease payments under SFAS 13.  The determination of minimum lease payments in paragraph 5j of SFAS 13, however, is used in evaluating the criteria for classifying leases as operating or capital leases and in specified disclosures in lease footnotes.  It does not serve to scope our other lease payments, such as executory costs and contingent rentals, from the recognition requirements of SFAS 13.  We believe all nonrefundable payments required under a lease agreement should be accounted for as such under SFAS 13 and other related lease accounting literature. Paragraph 5n of SFAS 13 (as amended by SFAS 29) states that lease payments that depend on a factor directly related to the future use of leased property, such as hours of use, are contingent rentals.  Nonrefundable maintenance reserves, which are often termed additional basic rent or supplemental rent in lease agreements, vary based on usage of the aircraft.  Therefore, it appears that they are, or are similar to, contingent rentals.  Paragraph 15 of SFAS 13 states that rentals on operating leases shall be charged to expense over the lease term as it becomes payable.  Therefore, we believe you should charge nonrefundable maintenance reserve payments to expense as they become payable.

Based on your response, we understand that you may be responsible for additional maintenance costs if reserves are inadequate.  In this regard, you state that you believe you should defer cost recognition unless all cost risk is transferred to a third party.  It appears you are referring to the notion of ensuring transactions are not entered into primarily to achieve a desired financial accounting result.  We cannot concur that the consideration of risk transfer is relevant, because reserve provisions are not included at the request of the lessee, but rather, are initiated and required by the lessor.  In this regard, it does not appear that you sought to include such provisions to achieve a desired financial accounting result.  Please tell us if this is not the case.

Finally, in your proposed critical accounting policy disclosure, you state that you plan to recognize any excess maintenance reserves retained by the lessor as additional rental expense upon termination of the lease.  To the extent such excess reserves were to exist, this accounting model would result in recognition of an unrealizable asset during the term of your leases.  We do not believe this model is appropriate or supported by GAAP.

We believe you should amend your Form 10-K and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

The Company acknowledges the Staff’s comment.  However, the Company continues to believe the appropriate accounting treatment is to record these payments as a deposit on the balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with the Company’s maintenance accounting policy to expense the costs of maintenance activities as incurred, for the reasons set forth below.   We also understand that the Office of the Chief Accountant has indicated it does not object to this accounting treatment in another situation involving a similar fact pattern.

•                  The payments clearly relate to maintenance of the aircraft, which is an executory cost under FASB Statement 13, Accounting for Leases.

•                  The lessor is contractually required to return the deposits to Hawaiian upon our performance of contractually required activities.  As a result, we view these payments as deposits and not rentals as contemplated in Statement No. 13.  We do not believe that payments made to a lessor that are contractually required to be returned to a lessee upon the lessee’s performance of contractually required activities are rentals, contingent or otherwise.

•                  We believe the resulting “round-tripping” of cash lacks substance and therefore should not drive the recognition of maintenance expense in our statement of operations.

•                  The payments do not transfer either the obligation to maintain the aircraft or the cost or quality risk associated with the maintenance activities to the aircraft lessor.  Hawaiian contractually continues to have full responsibility for the aircraft maintenance and bears all the risks associated with the cost and quality of such maintenance.

•                  Hawaiian, not the lessor, selects the maintenance service provider, or can choose to perform the maintenance internally.

•                  Using a contingent rent model would not appropriately reflect the underlying risks and rewards associated with the lease contract, would inappropriately accelerate and smooth operating expenses in the early periods of the lease prior to when the maintenance activities actually occur, would accelerate the recognition of maintenance expense in a manner inconsistent with the airline’s maintenance accounting policy and the general movement away from recognizing maintenance expense prior to it being incurred, and would result in the airline failing to recognize a valid asset (the deposits available to fund future expense) on its balance sheet.

For these reasons, we believe that recording these amounts as a deposit, to the extent recoverable through future maintenance, and then recognizing maintenance expense when the underlying maintenance is performed, is the appropriate accounting treatment. We acknowledge the Staff’s comment regarding the accounting for any excess maintenance reserves retained by the lessor at the expiration of the lease.  We have clarified our critical accounting policy disclosure (set forth below) to state that “any amounts that are not probable of being used to fund future maintenance expense would be recognized as additional aircraft rental expense at the time such determination is made.”   We have also revised that disclosure to include a discussion of the factors we consider in determining if the deposits are probable of being used to fund future maintenance expense.

Further Discussion

The current Audit Guide provides four acceptable methods of accounting for heavy maintenance activities by an airline(4). As noted above, our maintenance accounting policy is to expense the costs of maintenance activities as incurred (one of the four acceptable methods). In applying this policy to payments made to other parties, we believe that maintenance expense should only be recognized when the maintenance activities occur or when all cost risk associated with the maintenance activities has been transferred to a third party, consistent with our maintenance accounting policy. In general, in the airline industry, such a transfer of cost risk occurs only in certain power-by-the-hour agreements with outside maintenance providers, under which payments are made to the maintenance provider based on a fixed rate, and the maintenance provider is fully and contractually responsible for providing the

(4)             In September 2006, the Financial Accounting Standards Board issued a FASB Staff Position, Accounting for Planned Major Maintenance Activities, which prohibits the use of the accrue-in-advance method to account for planned major maintenance activities. The guidance in the FASB Staff Position is effective for the first fiscal year beginning after December 15, 2006, with early adoption permitted.

maintenance without any further adjustments to the payments made by the airline.  The maintenance reserves required under Hawaiian’s lease agreements do not transfer either the obligation to maintain the aircraft or the cost or quality risk associated with the maintenance activities to the aircraft lessor or any other party. Hawaiian remains solely responsible for maintaining the aircraft under an FAA-approved maintenance program and can select any FAA-approved maintenance provider (subject to lessor approval, which cannot be unreasonably withheld) or perform the maintenance internally(5). As a result, we initially record the reserve payments as deposits on the balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. We do not believe the ultimate disposition of any potential excess funds at the end of the lease term impacts our maintenance accounting policy due to the lack of cost risk transfer discussed above. Furthermore, in accounting for maintenance arrangements with third parties, the draft update of the Audit Guide calls for a deposit or prepaid expense method to be used, with expense recorded only when the actual maintenance event occurs if a maintenance arrangement does not meet the cost risk transfer criteria. Our current accounting policy is consistent with this approach. We also understand the Office of the Chief Accountant did not object to the accounting model in its review of the applicable chapter of the updated Audit Guide.

We believe that if we expensed the maintenance deposits when paid, the recognition of expense prior to the performance of the maintenance activities would be inconsistent with the direction taken by both the Financial Accounting Standards Board in the recent FASB Staff Position to prohibit use of the accrue-in-advance method to account for planned major maintenance activities, and the SEC Staff in its Emerging Issues Task Force Topic D-88, Planned Major Maintenance Activities, in which the Staff expressed its belief that any method of accounting for planned major maintenance activities permitted under U.S. generally accepted accounting principles was preferable to the accrue-in-advance method.  We also note that, while Statement 13 provides no specific guidance as to the accounting for executory costs, other than excluding them from the determination of minimum lease payments, it does discuss executory costs and contingent rentals separately throughout the standard, going so far as to provide separate definitions of the terms.  Statement 13 also provides specific guidance for the accounting for contingent rentals within the standard, but does not provide any guidance for the accounting for executory costs.  As a result of the clear distinction between executory costs and contingent rentals within Statement 13, we do not believe there is any basis on which to conclude that an executory cost

(5)             Although Hawaiian has historically contracted with third-party maintenance providers for scheduled maintenance services, and currently intends to do so into the future, we do have the right to perform the maintenance internally.

should be accounted for as though it was a contingent rental.  Rather, we believe the lack of guidance within Statement 13 for the accounting for executory costs, such as maintenance, supports accounting for them based on the applicable accounting guidance for the underlying activity, not as rent expense.  Furthermore, we believe our accounting model is consistent with the guidance in footnote 3 of EITF 00-21, Revenue Arrangements with Multiple Deliverables, and paragraph 15 of EITF 01-8, Determining Whether an Arrangement Contains a Lease.

Lease Termination Provisions

As discussed with the Staff on September 25, 2006, the Company previously leased seven Boeing 767-300ER aircraft from AWMS I, an affiliate of AWAS, formerly Ansett Worldwide Aviation Services, Inc. (“AWAS”).  Under the terms of the agreements, AWAS could have terminated those leases early, after not less than 180 days prior notice to Hawaiian, beginning in March 2007. If AWAS had exercised any or all of its early termination rights, Hawaiian would have been responsible for the rentals due under the leases until the aircraft had been returned to AWAS, but not for any future rentals that would have otherwise been due under the agreements.  In November 2006, Hawaiian agreed to purchase three of the aircraft from AWAS, with Hawaiian receiving a credit against the purchase price for all unused maintenance deposits, and amend the leases on the other four of the aircraft whereby the new lease terms range from three to four years and the amended lease agreements specifically provide that certain unused deposits will be returned to Hawaiian at the end of the lease.  However, this transaction does not impact our historical accounting for the AWAS leases as these new agreements were not in place prior to the fourth quarter of 2006.

Following our discussions with the Staff on September 25, 2006, we reassessed our historical accounting for the maintenance deposits related to the seven AWAS leases.  While we believe our overall accounting model remains applicable to those leases, we now believe that our assessment as to whether it was probable the deposits would have been recovered through future maintenance should have also considered the period of time up until the earliest date the leases could have been terminated by AWAS, as our right to use the aircraft subsequent to that point was outside of our control.  Additionally, the seven leases with AWAS also included escalating rentals, which we recognized on a straight-line basis pursuant to paragraph 15 of Statement 13.  As a result, our consolidated balance sheet for each reporting period subsequent to Hawaiian’s emergence from bankruptcy appropriately included an accrued liability that we would not have incurred in the event the leases were terminated early by AWAS.   Therefore, we also believe that our assessment of the recoverability of the maintenance deposits should have considered the rent accrual, because the same event that would have resulted in the loss of the deposits prior to the end of the lease would have also resulted in the reversal of the accrued rent liability.

The result of the above discussion is that, for our lease agreements that were subject to early termination, the balance of the related deposit account should have never exceeded both (i.) the amount of probable reimbursable maintenance expense through the earliest possible termination date plus the balance of the straight-line rent accrual, and (ii.) the amount of probable reimbursable maintenance expense through the end of the lease.  Applying this accounting model to our historical facts results in a reclassification of approximately $3.5 million from “Long-term prepayments and other” to “Goodwill” as of June 2, 2005, the date that Hawaiian emerged from bankruptcy and was reconsolidated by us, such amount representing the maintenance deposits as of that date which were not probable of being used to fund the cost of maintenance events through the earliest possible termination date.  The reclassification represents approximately 0.5% of our total assets and is between two non-current asset accounts on our consolidated balance sheet.  With regard to subsequent periods, the impact on the statement of operations is less than $60,000 for each quarter through the third quarter of 2006.  We have considered the guidance in SEC Staff Accounting Bulletin No. 99, Materiality, and concluded that the differences are clearly not material on either a quantitative or qualitative basis.  Accordingly, we will not restate any prior periods, but rather we will correct these differences during the fourth quarter of 2006.

Disclosure

The Company will revise and enhance its disclosure of its policy for accounting for maintenance deposits in future filings, beginning with its Form 10-K for the year ending December 31, 2006. The Company’s accounting policy footnote will include the following disclosure (additional disclosure underlined for emphasis):

Aircraft maintenance and repairs are charged to operations as incurred, except for charges for maintenance and repairs incurred under power-by-the-hour maintenance contracts that are accrued and expensed based on hours flown. Maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities are recorded as a deposit, to the extent recoverable through future maintenance, and then recognized as maintenance expense when the underlying maintenance is performed. Modifications that significantly enhance the operating performance and/or extend the useful lives of property and equipment are capitalized and amortized over the lesser of the remaining life of the asset or the lease term, as applicable.

Additionally, the Company began including a discussion of its accounting for maintenance and repair costs, including its accounting for maintenance reserves, in Critical Accounting Policies within Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning with its Form 10-Q for the quarter ended June 30, 2006 (the text below reflects certain conforming changes that will be reflected in the Company’s Form 10-K for the year ending December 31, 2006):

Aircraft maintenance and repair costs. Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per contract. Under the terms of our power-by-the-hour agreements, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions.

Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under our existing aircraft lease agreements, pay maintenance reserves to aircraft lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for the invoices initially paid by Hawaiian and then submitted to the lessor, they are reimbursed to us.  However, reimbursements are limited to the available deposits associated with the specific maintenance activity for which we are requesting reimbursement. Under certain of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts; whereas at the expiration of certain other of our existing aircraft lease agreements any such excess amounts are returned to us, provided that we have fulfilled all of our obligations under the lease agreements. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider. Therefore, we record these amounts as a deposit on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Maintenance deposits totaled $___ million as of December 31, 2006. Any amounts that are not probable of being used to fund future maintenance expense would be recognized as additional aircraft rental expense at the time such determination is made.   In determining whether it is probable that

maintenance deposits will be used to fund the cost of maintenance events, we conduct the following analysis:

•                  At the time of delivery of each aircraft under lease, we evaluate the aircraft’s condition, including the airframe, the engines, the APU and the landing gear.

•                  We then project future usage of the aircraft during the term of the lease based on our business and fleet plan.

•                  We also estimate the cost of performing all required maintenance during the lease term. These estimates are based on the experience of our maintenance personnel and industry available data, including historical fleet operating statistic reports published by the aircraft and engine manufacturers.

*    *    *    *    *    *    *    *

Closing Comments

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.               The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.

cc:                                 Donald J. Carty, Audit Committee Chairman
Charles I. Weissman, Dechert LLP
Darrell L. McKown, Ernst & Young LLP